SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
[redacted]

BEIJING, BRUSSELS, CHICAGO, DALLAS, FRANKFURT, GENEVA, HONG KONG, LONDON, LOS ANGELES, NEW YORK, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, DC

NDED 1866

SUPPL

06014089

Our Ref: 22277-00002

June 1, 2006

SEC MAIL PROCESSING
RECEIVED
JUN - 5 2006
WASH. D.C. 209 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

HK1 352219v.1

For Immediate Release


COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司



COSL Takes Delivery of "COSL 941" First 400-foot Jack-up Rig Commissioned by COSL

***

Further enhancing operation capacity to satisfy strong market demand

(May 31, 2006 – Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883.HK) is pleased to announce the official delivery of the locally built "COSL 941", its first self-constructed 400-foot jack-up rig.

"COSL 941" is a jack-up rig construction project jointly implemented by COSL and the U.S.-based FGL Buyer LLC and was built in the PRC by Dalian New Shipbuilding Heavy Industries Co., Ltd. The total investment on the project is approximately USD135 million. Major equipment, power station and drilling machine engine facilities in "COSL 941" are provided by National Oilwell Varco, Caterpillar, and Siemens respectively.

The design of the vessel, major equipment and facilities of "COSL 941" are of advanced international standards. The operation depth of "COSL 941" is 400 feet (122 m), and its drilling depth can reach 30,000 feet (9,144 m). "COSL 941" is equipped to drill high-temperature and high-pressure wells. It is superior to other jack-up rigs in the PRC. In addition, it is the first offshore drilling platform in the PRC that adopts automatic drilling machine control technology, a world-class automatic technology, and is the first jack-up rig in the world applying frequency variation engine technology for drilling machine (鑽機全變頻驅動技術), embodying the realization of the Company's operation philosophy of "Quality, Health, Safety and Environmental protection"(also referred to as our "QHSE" policy).

Upon delivery, "COSL 941" is scheduled to be tugged to the Gulf of Tonkin to the west of Nanhai in mid-June. It will provide services to CNOOC Ltd for one exploration well and two production wells.

Mr. Yuan Guangyu, CEO of COSL, said, "The construction of 'COSL 941' is the largest project that the Company has embarked on since its listing, the completion of the project significantly enhanced the capacity of our facility. In addition, 'COSL 942', another 400-foot jack-up rig, has entered into the phase of building and implementation. COSL endeavors to further enhance its drilling facilities and service capability while expanding its service scope, aiming to become an international energy service provider."

- End -

Background Information about the Company
China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at December 31, 2005, COSL operated 14 drilling rigs, including 10 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd
Natalie Tam/Antonia Au/ Katie Tsui/ Billy Yeung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6752
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/
katie.tsui@iprogilvy.com / billy.yeung@iprogilvy.com